AIMCO PROPERTIES, L.P.
                     1873 South Bellaire Street, 17th Floor
                             Denver, Colorado 80222


                                  April 9, 1999


Dear Depositary Unit Certificateholder:

     HIGHEST OFFER TO DATE! We are offering to acquire your depositary unit certificates (the "Units") representing assignments of limited partnership interest in U.S. Realty Partners Limited Partnership (the "Partnership") for $5.50 per Unit in cash. Enclosed for your review and consideration are documents relating to our Offer to purchase your Units. Our offer will expire at 11:59 p.m., New York City time on May 6, 1999 (unless extended by us).

     The general partner of the Partnership is our affiliate. As a result of this affiliation, the Partnership has indicated in a Statement on Schedule 14D-9 (the "Schedule 14D-9") filed with the Securities and Exchange Commission that it is remaining neutral and making no recommendation as to whether its limited partners should tender their Units in response to our Offer. The Partnership further states, however, that if a limited partner desires to obtain cash for its Units presently, it believes that those limited partners should tender their Units for the greatest purchase price. Limited Partners are urged to read our Offer to Purchase and the related materials and the Schedule 14D-9 carefully and in their entirety before deciding whether to tender their Units.

     HIGHEST OFFER TO DATE! Although not necessarily indicative of value, our Purchaser Price is (i) $.50 per Unit greater than the purchase price being paid in a competing offer made on March 25, 1999 (the "Cal Kan Offer") by MP Value Fund 4, L.P., MP Value Fund 6, LLC, MacKenzie Patterson Special Fund, LLC, MacKenzie Patterson Special Fund 3, LLC, MacKenzie Patterson Special Fund 4, LLC and Cal Kan, Inc. (collectively, "Cal Kan"), (ii) $1.50 per Unit greater than the purchase price being paid in a competing offer made on or about April 6, 1999 (the "Everest Offer") by Everest Investors 12, LLC ("Everest") and (iii) $3.40 per Unit greater the purchase price being paid in a competing offer made on March 22, 1999 (the "Madison Offer") by Madison Liquidity Investors 104, LLC ("Madison"). In addition, with respect to the Madison and Everest Offers, the purchase price is reduced by the $75.00 transfer fee charged by the Partnership. Accordingly, the actual purchase price for the Madison and Everest Offers is significantly reduced.

     You should be aware, however, that, as with any rational investment decision, we are making our Offer with a view to making a profit. No independent person has been retained to evaluate or render any opinion with respect to the fairness of our Offer, and no representation is made by us or any of our affiliates as to such fairness.

     IF YOU TENDERED YOUR UNITS IN THE CAL KAN OFFER, YOU MAY STILL TENDER YOUR UNITS TO US BY COMPLETING THE ENCLOSED THE NOTICE OF WITHDRAWAL AND THE LETTER OF TRANSMITTAL. THE NOTICE OF WITHDRAWAL MUST BE DELIVERED TO CAL KAN (with a copy to our Information Agent) BY NO LATER THAN APRIL 30, 1999, THE EXPIRATION DATE OF THE CAL KAN OFFER, UNLESS EXTENDED.

     If you have any questions concerning the terms of the offer, or need assistance in completing the forms necessary to tender your units, please contact our Information Agent, River Oaks Partnership Services, Inc., at (888) 349-2005 or (201) 896-1900

                                                     Very truly yours,

                                                     AIMCO PROPERTIES, L.P.